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                           March 2, 2021

       Charles Jones
       Managing Member and Chief Executive Officer
       Opening Night Enterprises, LLC
       80 W. Sierra Madre Blvd, Suite 141
       Sierra Madre, CA 91024

                                                        Re: Opening Night
Enterprises, LLC
                                                            Post-Qualification
Amendment No. 7 to
                                                            Offering Statement
on Form 1-A
                                                            Filed February 18,
2021
                                                            File No. 024-10712

       Dear Mr. Jones:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 28, 2021 letter.

       Post-Qualification Amendment Filed February 18, 2021

       Managers, Executive Officers and Significant Employees, page 36

   1. We note your response to prior comment 1, and your revised disclosure that Ms.
                                                        Chenoweth "has
previously committed to being intimately involved with the venture as a co-manager of the
business." Please revise to clarify the nature and date of such commitment. In that
regard, we note the reference in your response letter to a short memorandum of
understanding executed in January 2013.
 Charles Jones
Opening Night Enterprises, LLC
March 2, 2021
Page 2

       Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584
with any questions.



                                                       Sincerely,
FirstName LastNameCharles Jones
                                                       Division of Corporation
Finance
Comapany NameOpening Night Enterprises, LLC
                                                       Office of Trade &
Services
March 2, 2021 Page 2
cc:       Ryan J. Lewis, Esq.
FirstName LastName